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                                                            SEC FILE NO. 0-18267


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE): //FORM 10-K //FORM 20-F //FORM 11-K /X/FORM-10-Q //FORM N-SAR

For Period Ended: June 30, 1996
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//Transition Report on Form 10-K
//Transition Report on Form 20-F
//Transition Report on Form 11-K
//Transition Report on Form 10-Q
//Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                    Noise Cancellation Technologies, Inc.
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Full Name of Registrant


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Former Name if Applicable


                       1025 West Nursery Road Suite 120
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Address of Principal Executive Office (Street and Number)


                          Linthicum, Maryland 21090
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City, State and Zip Code



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PART II - RULES 12b-25(b) AND (c)

              If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                              SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Stephen J. Fogarty    (410)            636-8700
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                   (Name)             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes / / No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A
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                    Noise Cancellation Technologies, Inc.
                (Noise of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 1996                By /s/Stephen J. Fogarty
                                     -------------------------
                                         Stephen J. Fogarty,
                                         Senior Vice President and
                                         Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25(17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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                                                                     EXHIBIT A


NOISE CANCELLATION TECHNOLOGIES, INC.
COMMISSION FILE NO. 0-18267
FORM 12b-25

PART III

On August 13, 1996, the registrant completed a transaction that has a material effect on the financial condition of the registrant. The transaction has provided the registrant with an additional $3.45 million in cash. However, confirmation of the receipt of funds on August 13, 1996, was not received by the registrant until August 14, 1996. Management's Discussion and Analysis of Financial Condition to be contained in registrant's Form 10Q has been impacted by the outcome of this transaction. Because of the timing of the transition and the lead-time for electronic filing of Form 10Q, the registrant is unable to file Form 10-Q on August 14, 1996.

PART IV(3)

The registrant expects to report in the Form 10Q to which this notification relates that its total revenues for the six months ended June 30, 1996, including technology licensing fees, product sales and engineering and development services was $2.0 million, a decrease of $3.4 million or 63% over the same period last year. The registrant expects to report a net loss of $3.9 million for the first six months of 1996, compared to a net loss of $2.5 million for the same period in 1995, of which $1.7 million net loss is related to the second quarter of 1996, and total revenue for the second quarter of 1996 of $1.3 million compared to $1.4 million for the second quarter of l995, a decrease of $0.l million. The registrant also expects to report that total expenses had decreased by $1.9 million or 24% for the first six months of 1996, reflecting the continuing results of the cost reduction plan adopted in December 1994.


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